Exhibit 12(b)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2012	2011
	(millions of dollars, except ratios)
Earnings:
Net income from continuing operations	$75	$65
Add: Total federal income taxes (benefit)	49	40
Fixed charges (see detail below)	95	92

Total earnings	$219	$197

Fixed charges:
Interest expense, excluding capitalized interest	$93	$90
Rentals representative of the interest factor	2	2

Total fixed charges	$95	$92

Ratio of earnings to fixed charges	2.31	2.14